

Mail Stop 3561

July 13, 2016

Evangelos J. Pistiolis
Chief Executive Officer
Top Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi, Greece

> **Re:** **Top Ships Inc.**
> **Post-Effective Amendment No. 2 to Form F-1**
> **Filed June 23, 2016**
> **File No. 333-194690**

Dear Mr. Pistiolis:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your post-effective amendment and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2016 letter.

General

1. We note your response to prior comment 1, including your statement that the company's offering fell within the limits of the maximum aggregate offering prices registered. However, your calculations regarding the amount offered appear to omit the amounts offered pursuant to the over-allotment option. Please advise.

2. We note your response to prior comment 3, including your representation that under the company's policy, the company will not permit any warrant exercises during any period during which the warrants are in the money unless the registration statement is current. Please confirm that the company will also cause the prospectus to become current at such time as the exercise of the warrants becomes in the money. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 239.05.

3. Based on your response to prior comment 3, it appears that a warrant holder exercised warrants while the registration statement was not current. Please tell us what consideration you gave to including disclosure in your post-effective amendment in this regard.

Prospectus Cover Page

4. We note that you have revised your disclosure on your prospectus cover page and throughout your filing to remove reference to an offering amount of 4,693,700 common shares, and to instead reference an offering amount of $13,325,000. Please revise to specify the number of common shares to be offered and sold under the registration statement. Refer to Item 501(b)(2) of Regulation S-K.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.
        Seward & Kissel LLP